SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.  )*

Scott’s Liquid Gold-Inc.
(Name of Issuer)

Common Stock $.10 par value
(Title of Class of Securities)

810202101
(CUSIP Number)

Eric Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS IsZo Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,450,197
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,450,197
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,197
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14		TYPE OF REPORTING PERSON (see Instructions) PN

1	NAMES OF REPORTING PERSONS IsZo Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,450,197
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,450,197
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (see Instructions) OO

1	NAMES OF REPORTING PERSONS IsZo Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,450,197
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,450,197
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (see Instructions) PN

1	NAMES OF REPORTING PERSONS Brian L. Sheehy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,450,197
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,450,197
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (see Instructions) IN. HC

Item 1. Security and Issuer.
This statement relates to the Common Shares, $0.10 par value per share (the “Common Stock”), of Scott’s Liquid Gold-Inc., a Colorado corporation  (the “Issuer”).  The Issuer’s principal executive office is located at 4880 Havana Street, Suite 400, Denver, CO 80239.
Item 2.	Identity and Background.
(a) The names of the persons filing this statement on Schedule 13D are (collectively, the “Reporting Persons”):
- IsZo Capital LP (the “Fund”).
- IsZo Capital GP LLC (“IsZo GP”).
- IsZo Capital Management LP (“ICM”).
- Brian L. Sheehy (“Mr. Sheehy”).
IsZo GP is the general partner of the Fund.  ICM is the investment manager of the Fund.  Mr. Sheehy is the managing member of IsZo GP and the President of the general partner of ICM.  IsZo GP, ICM and Mr. Sheehy may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Fund.  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b) The address of the principal offices of each of the Reporting Persons is 415 Madison Avenue, 15th Floor, New York, New York 10017.
(c) The principal business of the Fund is that of private funds engaged in investment in securities for their own account. The principal business of IsZo GP, is serving as the general partner of the Fund.  The principal business of ICM is serving as the investment manager of the Fund.  The principal business of Mr. Sheehy is serving as the Managing Member of IzZo GP and the President of the General Partner of ICM.
(d) During the last five (5) years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five (5) years, no Reporting Person has, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Sheehy is a citizen of the United States.
IsZo GP is a limited liability company formed under the laws of the State of Delaware.
Each of the Fund and ICM is a limited partnership formed under the laws of the State of Delaware..
Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) as a result of entering into a Joint Filing Agreement as described below and filed as an exhibit to this statement. If the Reporting Persons are deemed to have formed a group, the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,450,197 shares or 11.7% of the Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.
The aggregate purchase price of the 1,450,197 shares of Common Stock beneficially owned by the Reporting Persons is approximately $3,075,475.48, not including brokerage commissions, which was funded with partnership funds of the Fund.  The Fund effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.

Item 4. Purpose of the Transaction

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon other factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares.
On February 14, 2019, Mr. Sheehy had a conversation with Marc Goldstein, the Issuer’s Chief Executive Officer, Kevin A. Paprzycki, the Issuer’s Chief Financial Officer, and Andrew Summers about the possibility of Mr. Summers being appointed to the Issuer’s Board of Directors (the “Board”). Mr. Sheehy expressed his support for Mr. Summers being added to the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make precatory, conditional or binding proposals with respect to, or with respect to potential changes in, the Issuer’s: operations, management, certificate of incorporation and bylaws, composition of the Board or its committees, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, businesses or assets, including the sales thereof, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time in the future express their views to and/or meet with management, the Board, other stockholders or third parties, including, potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) As of the date of this filing, the Reporting Persons may be deemed to beneficially own 1,450,197 shares (the “Shares”), or approximately 11.7% of the outstanding Common Stock of the Issuer. The aggregate percentages of Common Stock reported owned by the Reporting Persons is based upon approximately 12,408,177 shares outstanding, which is the total number of common shares outstanding on November 12, 2018 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.
(b) IsZo GP is the general partner of the Fund.  ICM is the investment manager of the Fund.  Mr. Sheehy is the managing member of IsZo GP and the President of the general partner of ICM.  Accordingly, IsZo GP, ICM and Mr. Sheehy may each be deemed to have shared voting and dispositive power with respect to the Shares held by the Fund.
(c) No transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.
(d)  To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 –	Joint Filing Agreement, dated as of the date hereof, by and among IsZo Capital LP, IsZo Capital GP LLC, IsZo Capital Management LP and Brian L. Sheehy.

 After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 5, 2019

ISZO CAPITAL LP
By:	IsZo Capital GP LLC, its General Partner

By: /s/ Brian L. Sheehy
Name: Brian L. Sheehy Title: Managing Member
ISZO CAPITAL GP LLC

By:	/s/ Brian L. Sheehy
Name: Brian L. Sheehy
Title: Managing Member

ISZO CAPITAL MANAGEMENT LP
By:	IsZo Management Corp., its General Partner

By: /s/ Brian L. Sheehy
Name: Brian L. Sheehy Title: President

/s/ Brian L. Sheehy Brian L. Sheehy